Exhibit 99.82
CONSENT
To: OceanaGold Corporation (the “Company”)
Re: Registration Statement on Form 40-F of the Company
The undersigned has reviewed and approved certain technical and scientific information (the “Reviewed Information”) contained in, referenced in, or incorporated by reference into the Form 40-F (as defined below).
Additionally, the undersigned is an author of the Technical Report titled “NI 43-101 Technical Report Waihi District Pre-feasibility Study, New Zealand”, with a report date of December 11, 2024, and with an effective date of June 30, 2024, originally prepared for the Company.
The undersigned understands that the Company wishes to make reference to my name and the Reviewed Information and the Technical Report in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use extracts and/or information from the Reviewed Information and the Technical Report in the Form 40-F. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosures identified above.
Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:
•the use of, and references to, my name, including my status as an expert or “qualified person”;
•the use of, and references to, the Reviewed Information and the Technical Report in the Form 40-F; and
•the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Reviewed Information and the Technical Report, or portions thereof, that were prepared by the undersigned, that the undersigned supervised the preparation of and/or that the undersigned has reviewed and approved.
Dated: March 27, 2026
David Townsend

/s/ David Townsend
David Townsend, Assoc Deg (Surveying), GDip (Mining), MAusIMM CP (Min) OceanaGold Corporation